UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (Amendment No. )

                                  Aspyra, Inc.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                    04538V104
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                                 (CUSIP Number)

                                 Jay Weil, Esq.
                                27 Viewpoint Road
                             Wayne, New Jersey 07470
                             Tel. No. (973) 633-5072
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 17, 2006
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             (Date of Event Which Requires Filing of This Statement)


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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent. (Continued on the following pages)

CUSIP No.  04538V104
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1    NAMES OF REPORTING  PERSONS  I.R.S.  IDENTIFICATION  NOS. OF
     ABOVE  PERSONS  (ENTITIES ONLY)
                              James Shawn Chalmers
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)   [_]
         (b)   [X]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*                          AF, WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)    [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
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NUMBER OF             7.  SOLE VOTING POWER:                   0
SHARES BENE-
FICIALLY              8.  SHARED VOTING POWER            596,000
OWNED BY
EACH REPORT-          9.  SOLE DISPOSITIVE POWER:              0
ING PERSON
WITH                 10.  SHARED DISPOSITIVE POWER       596,000
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          596,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*           [_]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         5.44%
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    14      TYPE OF REPORTING PERSON*
                                         IN
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



Item 1. Security and Issuer.

     (a) This Statement on Schedule 13D relates to the Common Stock, no par value (the "Common Stock"), of Aspyra, Inc., a California corporation (the "Company").

     (b) The principal executive offices of the Company are located at 26115-A Mureau Road, Calabasas, California 91302.


Item 2. Identity and Background.

     (a) This Statement on Schedule 13D is being filed by James Shawn Chalmers (the "Reporting Person"). The Reporting Person does not own any Common Stock directly. The Reporting Person (i) is the sole director and President and majority stockholder of J&S Ventures, Inc. ("J&S"), a Missouri corporation; (ii) the sole manager and holder of 75% of the membership interests of Orion Capital Investments, LLC ("Orion"), a Missouri limited liability company; and the sole trustee and sole beneficiary (during his lifetime) of the J. Shawn Chalmers Revocable Trust dated August 13, 1996 (the "Chalmers Trust"). By virtue of his positions with and/or equity ownership of, such entities, the Reporting Person may be deemed to control each of J&S, Orion and the Chalmers Trust and beneficially own the Common Stock of the Company owned by such entities.

     (b) The business address of the Reporting Person is 705 S. 10th Street, Blue Springs, Missouri 64015.

     (c) The Reporting Person's present principal occupation is President of J&S. The principal business of J&S is an independent distributor of parts and components for equipment to the construction, mining and oil field service industry. The address of J&S is 705 S. 10th Street, Blue Springs, Missouri 64015.

     (d)-(e) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

     On September 16, 2005 J&S expended $9,345 of its investment capital to purchase 3,500 shares of Common Stock.


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



     Orion and the Chalmers Trust effect open market purchases of securities primarily through lines of credit or margin accounts maintained for them with Harrington Bank and Southwest Securities, Inc., which may extend margin credit to Orion and Chalmers Trust as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

     The source of funds to pay the $400,000 and $300,000 purchase prices for the purchases of Common Stock and warrants made by Orion and the Chalmers Trust on May 17, 2006 as described in Item 5 (c)(i) and Item 5(c)(ii) herein were advances from Harrington Bank under lines of credit maintained by such entities.


Item 4. Purpose of Transaction.

     The Reporting Person (as well as J&S, Orion and the Chalmers Trust) acquired all of the shares of Common Stock reported herein as beneficially owned by the Reporting Person for investment purposes only.

     Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;


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



     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.

     The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.


Item 5.  Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 596,000 shares of the Common Stock representing approximately 5.44% percentage of the Company's outstanding Common Stock. This includes 3,500 shares of Common Stock directly owned by J & S; 209,000 shares of Common Stock and currently exercisable warrants to purchase 120,000 shares of Common Stock directly owned by Orion; and 173,500 shares of Common Stock and currently exercisable warrants to purchase 90,000 shares of Common Stock directly owned by the Chalmers Trust.

     (b) The Reporting Person may be deemed to share with the entity directly owning such shares, the power to vote or to direct the vote of, and the power to dispose or direct the disposition of all of the shares of Common Stock reported as beneficially owned by such Reporting Person.

     (c) (i) On May 17, 2006, pursuant to a Common Stock and Warrant Purchase Agreement with the Company dated as of May 4, 2006 (the "Purchase Agreement"), Orion purchased directly from the Company for an aggregate purchase price of $400,000, an aggregate of 200,000 shares of Common Stock and warrants to purchase for $3.00 per share an aggregate of 120,000 shares of Common Stock. The warrants are exercisable until May 17, 2009. In connection with the Purchase Agreement the Company and Orion entered into a Registration Rights Agreement, dated as of May 4, 2006 (the "Registration Agreement") pursuant to which the Company has agreed to file with the Securities and Exchange Commission (the "SEC") within 60 days after May 17, 2006 a registration statement covering the resale by Orion of the shares of Common Stock and the shares of Common Stock issuable to Orion upon exercise of the warrants purchased by Orion pursuant to the Purchase Agreement and to use commercially reasonable efforts to cause such registration statement to become effective within 120 days after May 17, 2006.


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



     (ii) On May 17, 2006, pursuant to the Purchase Agreement, the Chalmers Trust purchased directly from the Company for an aggregate purchase price of $300,000, an aggregate of 150,000 shares of Common Stock and warrants to purchase for $3.00 per share an aggregate of 90,000 shares of Common Stock. The warrants are exercisable until May 17, 2009. In connection with the Purchase Agreement the Company and the Chalmers Trust entered into the Registration Agreement pursuant to which the Company has agreed to file with the SEC within 60 days after May 17, 2006 a registration statement covering the resale by the Chalmers Trust of the shares of Common Stock and the shares of Common Stock issuable to the Chalmers Trust upon exercise of the warrants purchased by Orion pursuant to the Purchase Agreement and to use commercially reasonable efforts to cause such registration statement to become effective within 120 days after May 17, 2006.

     (iii) On May 22, 2006 Orion purchased in an open market transaction 9,000 shares of Common Stock at $2.25 per share (an aggregate of $20,250) and paid $364.75 as a commission for such purchase.

     Except as set forth herein, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None


Item 7. Material to be Filed as Exhibits.

     1. Common Stock and Warrant Purchase Agreement, dated May 4, 2006 among the Company, Orion and the Chalmers Trust Incorporated by reference to
          Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 18, 2006.


     2. Registration Rights Agreement, dated as of May 4, 2006 among the Company, Orion and the Chalmers Trust. Incorporated by reference to
          Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on May 18, 2006.





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




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                     May 24, 2006
                                                     ------------
                                                     (Date)


                           /s/ James Shawn Chalmers
                           --------------------------
                             James Shawn Chalmers







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